

June 24, 2011

<u>Via E-mail</u>
Theodore R. Moore, Esq.
Vice President–General Counsel
C&J Energy Services, Inc.
10375 Richmond Avenue, Suite 2000
Houston, Texas 77042

> **Re: C&J Energy Services, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 9, 2011**
> **File No. 333-173177**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 9, 2011**
> **File No. 333-173188**

Dear Mr. Moore:

We have reviewed your amended registration statements and letter dated June 9, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please ensure that disclosure where appropriate is consistent between your registration statements. For example, and without limitation, we note the inconsistent disclosure under "Risk Factors—Risks Relating to Our Business—Federal legislation and state legislative and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays as well as adversely affect our support services."

Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-173188)

Selling Stockholders, page 81

2.   We reissue comment 7 in our letter dated June 3, 2011. In this regard, we note that you have not disclosed the name of the natural persons who have sole or shared voting or investment power over all selling shareholders that are not natural persons. For example, and without limitation, we refer to Adage Capital Partners, L.P., Fidelity Advisors Series I: Fidelity Advisor Balanced Fund and Geosphere Directional Master Fund, Ltd.

Financial Statements, page F-1

Note 1- Nature of Business and Summary of Significant Accounting Policies, page F-7

General

3.   We have read your response to prior comment eight from our letter dated June 3, 2011. Please expand your disclosures to provide the information required by FASB ASC 280-10-50-21 and 280-10-50-40.

Revenue Recognition

4.   We note your response to prior comment number eleven from our letter dated June 3, 2011. In cases where coiled tubing and pressure pumping jobs extend beyond one day, explain to us whether customers are obligated to pay for these services regardless of whether the jobs are completed to their satisfaction. If customers are not so obligated, explain to us your basis for recognizing revenue on these jobs prior to completion.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Towner at (202) 551-3744 or W. Bradshaw Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via E-mail
        Jeffery K. Malonson, Esq.
        Vinson & Elkins L.L.P.
        1001 Fannin Street, Suite 2500
        Houston, Texas 77002